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Certificate Certificate of Amendment de modification

Canada Business Loi canadienne sur Corporations Act les sociétés par actions

RUSSEL METALS INC.

MÉTAUX RUSSEL INC. 398985-2

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:	Je certifie que les status de la société susmentionnée ont été modifiés:

a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	[ ]	a)	en vertu de l'article 13 de la Loi canadienne sur les sociétés par actions, conformément à l'avis ci-joint;

b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	[ ]	b)	en vertu de l'article 27 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci- jointes désignant une série d'actions;

c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	[X]	c)	en vertu de l'article 179 de la Loi canadienne sur les société par actions, tel qu'il est indiqué dans les clauses modificatrices ci- jointes;

d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	[ ]	d)	en vertu de l'article 179 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de réorganization ci- jointes;

/s/ Director	April 26, 2004 / le 26 avril 2004
Director - Directeur	Date of Amendment - Date of modification

Industry Canada	Industrie Canada	FORM 4	FORMULAIRE 4
Canada Business	Loi canadienne sur les	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Canada Corporations Act	sociétés par actions	(SECTIONS 27 OR 177)	(ARTICLES 27 OU 177)

1. Name of the Corporation - Dénomination sociale de la société	2 - Corporation No. - No de la société
RUSSEL METALS INC.	3989852

3. The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionnée ci-dessus son modifies de la façon suivante :

1.	paragraph 1 of the articles of the Corporation is amended to change the name of the Corporation by adding the following as the French form of the Corporation's name:

MÉTAUX RUSSEL INC.

2.	paragraph 7 of the articles of the Corporation is amended to add the following paragraphs:

(i)	"The Corporation may use and be legally designated by the English form of its name, the French form of its name, or both such forms of its name."; and

(ii)

"The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders."

Signature	Printed Name - Nom en letters moulées	4 - Capacity of - En qualité de	5 - Tel. No. - Node tél.
/s/William M. O'Reilly	William M. O'Reilly	Secretary	416-863-5573

FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTRE SEULEMENT
APRIL 27, 2994

CANADA